UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2021

001-39479

(Commission File Number)

Akumin Inc.

(Exact name of Registrant as specified in its charter)

8300 W. Sunrise Boulevard

Plantation, Florida 33322

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F  ☐       Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Exhibit Index

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements for the period ended March 31, 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three-month periods ended March 31, 2021 and 2020
99.3	Form 52-109F2 – CEO Certification of Interim Filings
99.4	Form 52-109F2 – CFO Certification of Interim Filings
99.5	Press Release dated May 17, 2021: Akumin Inc. Announces First Quarter 2021 Financial Results

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akumin Inc.

Date: May 17, 2021	By:	/s/ Matt Cameron
Matt Cameron
Senior Vice President and General Counsel